INDOSAT FINANCE COMPANY B.V. ANNOUNCES POSTPONEMENT OF THE

ACCEPTANCE DATE FOR THE CONSENT SOLICITATION

Jakarta, July 26, 2010 (New York, July 26, 2010) —Indosat Finance Company B.V. (“IFC”) announced today the postponement of the Acceptance Date with respect to its previously announced Consent Solicitation.  The Acceptance Date, which was originally expected to be Thursday, May 27, 2010, New York City time, is currently expected to be Friday, July 30, 2010, New York City time (the “Revised Acceptance Date”). The Settlement Date is expected to be a business day on or promptly following the Revised Acceptance Date and the satisfaction or waiver of certain conditions to the Consent Solicitation.

The Consent Expiration Date for the Consent Solicitation, which expired at 5:00 p.m., New York City time, on Wednesday, July 21, 2010, has not been further extended.

The right to revoke validly delivered consents expired at 5:00 p.m., New York City time, on Monday, May 24, 2010, notwithstanding the prior extensions of the Consent Expiration Date and the postponement, or any further postponement, of the Revised Acceptance Date.

IFC has postponed the original Acceptance Date to coordinate the closing of the Consent Solicitation with the closing of the financing transaction described in the consent solicitation statement dated May 11, 2010 (the “Consent Solicitation Statement”). Except for the changes to the relevant dates and times described above, all other terms and conditions of the Consent Solicitation Statement remain unchanged and applicable to the Consent Solicitation.

As of 5:00 p.m. New York City time on Wednesday, July 21, 2010, consents in respect of approximately US$186,370,000 aggregate principal amount of the 2010 Notes, were validly delivered (and not validly revoked).

IFC has engaged Citigroup Global Markets Limited, DBS Bank Ltd., Deutsche Bank AG, Singapore Branch, The Hongkong and Shanghai Banking Corporation Limited and The Royal Bank of Scotland plc as solicitation agents for the Consent Solicitation. D.F. King & Co., Inc. has been retained to serve as the information agent for the Consent Solicitation. Requests for documents and questions regarding the delivery of consents may be directed to D.F. King & Co., Inc. at +1 (888) 628-9011 (toll free). Banks and brokers call collect at +1 (212) 269-5550.

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Consent Solicitation is only being made pursuant to and, except as noted above, subject to the terms and conditions of the Consent Solicitation Statement that IFC has distributed to holders of the 2010 Notes. The Consent Solicitation is not being made to holders of the 2010 Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:

62-21-3869615

Fax :

62-21-30003757

Email :

investor@indosat.com

Website:

www.indosat.com

Corporate Secretary

Tel:

62-21-3869614

Fax:

62-21-30003754

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

 This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.